UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 11)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE

13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)*

BARNES & NOBLE, INC.

(Name of Issuer)

Common Stock, par value $0.001 Par Value

(Title of Class of Securities)

067774109

(CUSIP Number)

David K. Robbins, Esq. Bingham McCutchen LLP 355 South Grand Avenue, 44th Floor Los Angeles, CA 90071 (213) 680-6400

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

May 23, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

 SCHEDULE 13D

CUSIP No. 067774109

1	NAME OF REPORTING PERSONS Ronald W. Burkle
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) Not Applicable		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 11,894,213 Common Shares*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 11,894,213 Common Shares*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,894,213 Common Shares*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.74%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

* See Item 5 hereof.

 SCHEDULE 13D

CUSIP No. 067774109

1	NAME OF REPORTING PERSONS Yucaipa American Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) Not Applicable		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 11,894,213 Common Shares*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 11,894,213 Common Shares*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,894,213 Common Shares*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.74%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

* See Item 5 hereof.

 SCHEDULE 13D

CUSIP No. 067774109

1	NAME OF REPORTING PERSONS Yucaipa American Funds, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) Not Applicable		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 11,894,213 Common Shares*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 11,894,213 Common Shares*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,894,213 Common Shares*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.74%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

* See Item 5 hereof.

 SCHEDULE 13D

CUSIP No. 067774109

1	NAME OF REPORTING PERSONS Yucaipa American Alliance Fund II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) Not Applicable		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 11,894,213 Common Shares*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 11,894,213 Common Shares*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,894,213 Common Shares*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.74%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

* See Item 5 hereof.

 SCHEDULE 13D

CUSIP No. 067774109

1	NAME OF REPORTING PERSONS Yucaipa American Alliance Fund II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) Not Applicable		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,170,384 Common Shares*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 7,170,384 Common Shares*
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,170,384 Common Shares*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.90%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

* See Item 5 hereof.

 SCHEDULE 13D

CUSIP No. 067774109

1	NAME OF REPORTING PERSONS Yucaipa American Alliance (Parallel) Fund II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) Not Applicable		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,723,829 Common Shares*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 4,723,829 Common Shares*
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,723,829 Common Shares*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.84%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

* See Item 5 hereof.

INTRODUCTION

This Amendment No. 11 amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on January 2, 2009, as amended by Amendment No. 1 thereto, filed with the SEC on November 13, 2009, Amendment No. 2 thereto, filed with the SEC on November 17, 2009, Amendment No. 3 thereto, filed with the SEC on February 1, 2010, Amendment No. 4 thereto, filed with the SEC on February 25, 2010, and Amendment No. 5 thereto, filed with the SEC on March 31, 2010, Amendment No. 6 thereto filed with the SEC on May 6, 2010, Amendment No. 7 thereto, filed with the SEC on May 7, 2010, Amendment No. 8 thereto, filed with the SEC on August 12, 2010, Amendment No. 9 thereto, filed with the SEC on August 23, 2010 and Amendment No. 10 thereto, filed with the SEC on September 2, 2010 (together, this “Schedule 13D”), by (i) Ronald W. Burkle, an individual, (ii) Yucaipa American Management, LLC, a Delaware limited liability company (“Yucaipa American”), (iii) Yucaipa American Funds, LLC, a Delaware limited liability company (“Yucaipa American Funds”), (iv) Yucaipa American Alliance Fund II, LLC, a Delaware limited liability company (“YAAF II LLC”), (v) Yucaipa American Alliance Fund II, L.P., a Delaware limited partnership (“YAAF II”) and (vi) Yucaipa American Alliance (Parallel) Fund II, L.P., a Delaware limited partnership (“YAAF II Parallel”), and together with Mr. Burkle, Yucaipa American, Yucaipa American Funds, YAAF II LLC and YAAF II (the “Reporting Persons”), with respect to the common stock, par value $0.001 per share (the “Common Stock”), of Barnes & Noble, Inc., a Delaware corporation (the “Company”). Capitalized terms used and not otherwise defined in this Amendment No. 11 shall have the meanings set forth in this Schedule 13D. The filing of any amendment to this Schedule 13D (including the filing of this Amendment No. 11) shall not be construed to be an admission by the Reporting Persons that a material change has occurred in the facts set forth in this Schedule 13D or that such amendment is required under Rule 13d-2 of the Securities Exchange Act of 1934, as amended.

ITEM 3 OF THE AMENDED SCHEDULE 13D IS HEREBY AMENDED AND SUPPLEMENTED WITH THE FOLLOWING INFORMATION:

ITEM 3.	Source and Amount of Funds or Other Consideration.

Item 3 of this Schedule 13D is hereby amended to include the following information:

The information set forth in “Source of Funds” in the cover pages hereof and in Item 5(c) below is hereby incorporated by this reference in response to this Item 3.

ITEM 5 OF THE AMENDED SCHEDULE 13D IS HEREBY AMENDED AND SUPPLEMENTED WITH THE FOLLOWING INFORMATION:

ITEM 5.	Interest in Securities of the Issuer.

Items 5(a)(i) and 5(a)(ii) of this Schedule 13D are hereby amended and restated as follows:

(a)(i) YAAF II is the direct beneficial owner of 7,170,384 shares of Common Stock, and YAAF II Parallel is the direct beneficial owner of 4,723,829 shares of Common Stock.

(ii) Based upon the 60,247,771 shares of Common Stock outstanding as of February 28, 2011, as reported by the Company in its Quarterly Report on Form 10-Q filed with the SEC on March 10, 2011, the number of shares of Common Stock directly beneficially owned by YAAF II and YAAF II Parallel represents approximately 11.90%, and 7.84% of the Common Stock, respectively, and 19.74% of the Common Stock in the aggregate.

Item 5(c) of this Schedule 13D is hereby amended to include the following information:

(c) The tables below set forth purchases of the shares of the Company’s Common Stock by the Reporting Persons during the last 60 days. All of such purchases were effected by YAAF II or YAAF II Parallel, as indicated, in broker transactions on the New York Stock Exchange.

Transactions Effected by YAAF II

Date	Amount of Shares	Approximate Price Per Share ($) (net of commissions)

May 23, 2011	363,516	$18.489

Transactions Effected by YAAF II Parallel

Date	Amount of Shares	Approximate Price Per Share ($) (net of commissions)

May 23, 2011	239,484	$18.489

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: May 23, 2011

RONALD W. BURKLE

By:	/s/ Ronald W. Burkle
Ronald W. Burkle

YUCAIPA AMERICAN MANAGEMENT, LLC

By:	/s/ Ronald W. Burkle
Name: Ronald W. Burkle
Its: Managing Member

YUCAIPA AMERICAN FUNDS, LLC

By:	Yucaipa American Management, LLC
Its:	Managing Member

By:	/s/ Ronald W. Burkle
Name: Ronald W. Burkle
Its: Managing Member

YUCAIPA AMERICAN ALLIANCE FUND II, LLC

By:	Yucaipa American Funds, LLC
Its:	Managing Member

By:	Yucaipa American Management, LLC
Its:	Managing Member

By:	/s/ Ronald W. Burkle
Name: Ronald W. Burkle
Its: Managing Member

YUCAIPA AMERICAN ALLIANCE FUND II, L.P.

By:	Yucaipa American Alliance Fund II, LLC
Its:	General Partner

By:	Yucaipa American Funds, LLC
Its:	Managing Member

By:	Yucaipa American Management, LLC
Its:	Managing Member

By:	/s/ Ronald W. Burkle
Name: Ronald W. Burkle
Its: Managing Member

YUCAIPA AMERICAN ALLIANCE (PARALLEL) FUND II, L.P.

By:	Yucaipa American Alliance Fund II, LLC
Its:	General Partner

By:	Yucaipa American Funds, LLC
Its:	Managing Member

By:	Yucaipa American Management, LLC
Its:	Managing Member

By:	/s/ Ronald W. Burkle
Name: Ronald W. Burkle
Its: Managing Member

Exhibit Index

ITEM 7.	Material to be Filed as Exhibits.

Document

99.1	Joint Filing Agreement, dated as of January 2, 2009 (incorporated by reference to Exhibit 99.1 to the Schedule 13D filed by the Reporting Persons with the SEC on January 2, 2009).

99.2	Letter dated January 28, 2010 from Ron Burkle to the Company’s board of directors (incorporated by reference to Exhibit 99.2 to the Amendment No. 3 to the Schedule 13D filed by the Reporting Persons with the SEC on February 1, 2010).

99.3	Complaint filed by Yucaipa on May 5, 2010 in the Delaware Chancery Court (incorporated by reference to Exhibit 99.3 to the Schedule 13D filed by the Reporting Persons with the SEC on May 6, 2010).

99.4	Form of Nomination Agreement (incorporated by reference to Exhibit 99.4 to the Schedule 13D filed by the Reporting Persons with the SEC on August 23, 2010).